UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for Third Quarter of Fiscal 2011

We, LDK Solar Co., Ltd., have reported our unaudited financial results for the third quarter ended September 30, 2011. All financial results are reported in U.S. dollars on a U.S. GAAP basis.

Third Quarter Highlights

•	Net sales of $471.9 million;

•	Shipped 292.5 megawatts, or MW, of wafers, 192.1 MW of modules in the third quarter;

•	Produced a total of approximately 2,883 metric tons, or MT, of polysilicon during the third quarter; and

•	Produced a total of approximately 296 MW of cells during the third quarter.

Net sales for the third quarter 2011 were $471.9 million, compared to $499.4 million for the second quarter 2011, and $675.6 million for the third quarter 2010.

Gross loss for the third quarter 2011 was $17.0 million, compared to gross profit of $11.0 million for the second quarter 2011, and gross profit of $150.0 million for the third quarter 2010.

Gross margin for the third quarter 2011 was negative 3.6%, compared to positive 2.2% for the second quarter 2011, and positive 22.2% for the third quarter 2010.

During the preparation of our third quarter 2011 financial results, our management determined that an inventory write-down of $47.3 million was required as a result of the significant drop in market price for wafers and modules during the third quarter. As a result, gross margin and results from operations were negatively impacted in the third quarter 2011.

Loss from operations for the third quarter 2011 was $77.1 million, compared to loss from operations of $47.9 million for the second quarter 2011, and income from operations of $119.5 million for the third quarter 2010.

Operating margin for the third quarter 2011 was negative 16.3% compared to negative 9.6% for the second quarter 2011, and positive 17.7% for the third quarter 2010.

Income tax benefit for the third quarter 2011 was $1.7 million, compared to income tax expense of $6.7 million for the second quarter 2011, and income tax expense of $14.8 million for the third quarter 2010.

Net loss attributable to our shareholders for the third quarter 2011 was $114.5 million, or a loss of $0.87 per diluted ADS, compared to a net loss of $87.7 million, or a loss of $0.62 per diluted ADS, for the second quarter 2011, and net income of $93.4 million, or $0.72 per diluted ADS, for the third quarter 2010. The number of shares for calculating diluted ADS was approximately 131.0 million for the third quarter 2011.

We ended the third quarter 2011 with $262.6 million in cash and cash equivalents and $605.6 million in short-term pledged bank deposits.

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	9/30/2011	6/30/2011
Assets
Current assets
Cash and cash equivalents	262,550	636,447
Pledged bank deposits	605,594	515,333
Trade accounts and bills receivable, net	622,556	540,342
Inventories	918,365	818,790
Prepayments to suppliers, net	185,945	125,917
Other current assets	337,612	270,010

Total current assets	2,932,622	2,906,839
Property, plant and equipment, net	3,692,354	3,539,747
Deposits for purchases of property, plant and equipment and land use rights	163,665	153,975
Land use rights	281,782	270,873
Prepayments to suppliers expected to be utilized beyond one year, net	13,021	13,408
Pledged bank deposits – non-current	32,929	45,537
Investments in associates and a jointly-controlled entity	52,655	57,576
Other non-current assets	88,651	68,652

Total assets	7,257,679	7,056,607

Liabilities and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings	2,353,745	2,213,975
Trade accounts and bills payable	897,326	807,012
Advance payments from customers, current installments	255,241	235,717
Accrued expenses and other payables	698,745	804,421
Other financial liabilities	70,766	66,121

Total current liabilities	4,275,823	4,127,246

Long-term borrowings, excluding current installments	981,068	804,350
Convertible senior notes and RMB-denominated US$-settled senior notes, less debt discount	280,337	297,048
Advance payments from customers – non-current	135,891	149,546
Other liabilities	178,136	140,785

Total liabilities	5,851,255	5,518,975

Redeemable non-controlling interests	196,814	176,316

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	1,195,550	1,347,828
Non-controlling interests	14,060	13,488

Total equity	1,209,610	1,361,316

Total liabilities and equity	7,257,679	7,056,607

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the 3 Months Ended
	9/30/2011	6/30/2011

Net sales	471,870	499,437
Cost of goods sold	(488,880)	(488,432)

Gross (loss) profit	(17,010)	11,005
Selling expenses	(9,700)	(10,108)
General and administrative expenses	(38,112)	(36,210)
Research and development expenses	(12,275)	(12,552)

Total operating expenses	(60,087)	(58,870)

Loss from operations	(77,097)	(47,865)
Other income (expenses):
Interest income	2,226	2,094
Interest expense and amortization of senior notes issuance costs and debt discount	(50,732)	(38,598)
Foreign currency exchange (loss) gain, net	(4,131)	6,451
Others, net	30,673	2,082

Loss before income tax	(99,061)	(75,836)
Income tax benefit (expense)	1,656	(6,681)

Net loss	(97,405)	(82,517)
Loss attributable to non-controlling interests	732	204
Earnings attributable to redeemable non-controlling interests	(7,735)	(2,774)
Accretion to redemption value of redeemable non-controlling interests	(10,056)	(2,621)

Net loss attributable to LDK Solar Co., Ltd. shareholders	(114,464)	(87,708)

Net loss per ADS, Diluted	$(0.87)	$(0.62)

Incorporation by Reference

This report on Form 6-K (except our press release attached hereto as Exhibit 99.3) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.

Exhibit

Attached hereto as Exhibit 99.3 is the press release we issued on November 22, 2011 relating to our unaudited financial results for the third quarter 2011, which is furnished to the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai

Name:	Jack Lai
Title:	Chief Financial Officer

Date: November 22, 2011

Exhibit 99.3

LDK Solar Reports Financial Results for Third Quarter of Fiscal 2011

Xinyu City, China and Sunnyvale, California, November 22, 2011 – LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today reported its unaudited financial results for the third quarter ended September 30, 2011.

All financial results are reported in U.S. dollars on a U.S. GAAP basis.

Third Quarter Highlights:

•	Net sales of $471.9 million;

•	Shipped 292.5 MW of wafers, 192.1 MW of modules in the third quarter;

•	Produced a total of approximately 2,883 MT of polysilicon during the third quarter; and

•	Produced a total of approximately 296 MW of cells during the third quarter.

Net sales for the third quarter of fiscal 2011 were $471.9 million, compared to $499.4 million for the second quarter of fiscal 2011, and $675.6 million for the third quarter of fiscal 2010.

Gross loss for the third quarter of fiscal 2011 was $17.0 million, compared to gross profit of $11.0 million in the second quarter of fiscal 2011, and gross profit of $150.0 million for the third quarter of fiscal 2010.

Gross margin for the third quarter of fiscal 2011 was negative 3.6%, compared to positive 2.2% in the second quarter of fiscal 2011, and positive 22.2% in the third quarter of fiscal 2010.

During the preparation of its third quarter 2011 financial results, LDK Solar’s management determined that an inventory write-down of $47.3 million was required as a result of the significant drop in market price for wafers and modules during the third quarter. As a result, gross margin and results from operations were negatively impacted in the third quarter of fiscal 2011.

Loss from operations for the third quarter of fiscal 2011 was $77.1 million, compared to loss from operations of $47.9 million for the second quarter of fiscal 2011, and income from operations of $119.5 million for the third quarter of fiscal 2010.

Operating margin for the third quarter of fiscal 2011 was negative 16.3% compared to negative 9.6% in the second quarter of fiscal 2011, and positive 17.7% in the third quarter of fiscal 2010.

Income tax benefit for the third quarter of fiscal 2011 was $1.7 million, compared to income tax expense of $6.7 million in the second quarter of fiscal 2011 and income tax expense of $14.8 million in the third quarter of fiscal 2010.

Net loss attributable to LDK Solar’s shareholders for the third quarter of fiscal 2011 was $114.5 million, or a loss of $0.87 per diluted ADS, compared to a net loss of $87.7 million, or a loss of $0.62 per diluted ADS for the second quarter of fiscal 2011 and net income of $93.4 million, or $0.72 per diluted ADS for the third quarter of fiscal 2010. The number of shares for calculating diluted ADS was approximately 131.0 million for the third quarter of fiscal 2011.

LDK Solar ended the third quarter of fiscal 2011 with $262.6 million in cash and cash equivalents and $605.6 million in short-term pledged bank deposits.

“During the third quarter, our business was impacted by the continued downturn in the solar industry,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “Weak market demand and rapidly declining average selling prices throughout the solar supply chain resulted in shipment volumes and revenues lower than what we previously anticipated.

“While we continue to believe that the significant opportunities to meet global energy needs with solar power will drive long-term market growth, in the near-term we expect challenging conditions in the solar industry to continue. As such, we remain focused on strengthening our balance sheet, increasing our operating efficiencies and improving our cost structure,” concluded Mr. Peng.

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.

For the fourth quarter of fiscal 2011, LDK Solar estimates its revenue to be in the range of $440 million to $520 million with wafer shipments between 200 MW and 270 MW, and module shipments between 180 MW and 270 MW, in-house polysilicon production between 2,200 MT and 2,800 MT, in-house cell production between 220 MW and 250 MW and gross margin between 2% and 7%.

For fiscal 2011, LDK Solar estimates its revenue to be in the range of $2.20 billion to $2.25 billion, wafer shipments between 1.55 gigawatts (GW) and 1.65 GW, module shipments between 550 MW and 650 MW, in-house polysilicon production between 10,000 MT and 11,000 MT, in-house cell production between 600 MW and 700 MW and gross margins between 9% and 12%.

Conference Call Details

The LDK Solar Third Quarter 2011 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time (ET), on November 22, 2011. To listen to the live conference call, please dial 877-941-2321 (within U.S.) or 480-629-9666 (outside U.S.) at 8:00 a.m. ET on November 22, 2011. An audio replay of the call will be available through December 6, 2011, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4487352#.

A live webcast of the call will be available on the company’s investor relations website at http://investor.ldksolar.com.

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	9/30/2011	6/30/2011
Assets
Current assets
Cash and cash equivalents	262,550	636,447
Pledged bank deposits	605,594	515,333
Trade accounts and bills receivable, net	622,556	540,342
Inventories	918,365	818,790
Prepayments to suppliers, net	185,945	125,917
Other current assets	337,612	270,010

Total current assets	2,932,622	2,906,839
Property, plant and equipment, net	3,692,354	3,539,747
Deposits for purchases of property, plant and equipment and land use rights	163,665	153,975
Land use rights	281,782	270,873
Prepayments to suppliers expected to be utilized beyond one year, net	13,021	13,408
Pledged bank deposits – non-current	32,929	45,537
Investments in associates and a jointly-controlled entity	52,655	57,576
Other non-current assets	88,651	68,652

Total assets	7,257,679	7,056,607

Liabilities and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings	2,353,745	2,213,975
Trade accounts and bills payable	897,326	807,012
Advance payments from customers, current installments	255,241	235,717
Accrued expenses and other payables	698,745	804,421
Other financial liabilities	70,766	66,121

Total current liabilities	4,275,823	4,127,246

Long-term borrowings, excluding current installments	981,068	804,350
Convertible senior notes and RMB-denominated US$-settled senior notes, less debt discount	280,337	297,048
Advance payments from customers – non-current	135,891	149,546
Other liabilities	178,136	140,785

Total liabilities	5,851,255	5,518,975

Redeemable non-controlling interests	196,814	176,316

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	1,195,550	1,347,828
Non-controlling interests	14,060	13,488

Total equity	1,209,610	1,361,316

Total liabilities and equity	7,257,679	7,056,607

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the 3 Months Ended
	9/30/2011	6/30/2011

Net sales	471,870	499,437
Cost of goods sold	(488,880)	(488,432)

Gross (loss) profit	(17,010)	11,005
Selling expenses	(9,700)	(10,108)
General and administrative expenses	(38,112)	(36,210)
Research and development expenses	(12,275)	(12,552)

Total operating expenses	(60,087)	(58,870)

Loss from operations	(77,097)	(47,865)
Other income (expenses):
Interest income	2,226	2,094
Interest expense and amortization of senior notes issuance costs and debt discount	(50,732)	(38,598)
Foreign currency exchange (loss) gain, net	(4,131)	6,451
Others, net	30,673	2,082

Loss before income tax	(99,061)	(75,836)
Income tax benefit (expense)	1,656	(6,681)

Net loss	(97,405)	(82,517)
Loss attributable to non-controlling interests	732	204
Earnings attributable to redeemable non-controlling interests	(7,735)	(2,774)
Accretion to redemption value of redeemable non-controlling interests	(10,056)	(2,621)

Net loss attributable to LDK Solar Co., Ltd. shareholders	(114,464)	(87,708)

Net loss per ADS, Diluted	$(0.87)	$(0.62)

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801